PE
5-1-02



**1934 Act Registration No. 1-13522**

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



**For the Month of May 2002**

# China Yuchai International Limited

(Translation of registrant's name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X  Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____  No X

* * * *

Information furnished on this form :

1. **[Singapore, May 8, 2002. China Yuchai International Limited announces 2001 results. Press release dated May 8, 2002.]**

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company") included in the company's Registration Statement (Registration No. 33-5478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the forward-looking statements contained in the press release, included herein as Exhibit 1.1, involve risks and uncertainties, and are subject to material change based on various important factors including, among others, political, economic and social conditions in China such as government policies with respect to economic growth, inflation and the availability of credit, the effects of competition in the diesel engine market, the effects of inflation, and the ability of Guangxi Yuchai Machinery Company Limited, a subsidiary of the Company, to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future. These and other factors, and their effects on the Company's results of operations and financial condition, are more fully described in the Company's Form 20-F filings with the SEC under the Securities Exchange Act of 1934, as amended.

# EXHIBIT

| Exhibit Number | | Page |
|---|---|---|
| 1.1 | Press release dated May 8, 2002. | |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**China Yuchai International Limited**

Date: 8 May 2002

By: ______________________

**Philip Ting Sii Tien**
**Chief Financial Officer**

# CHINA YUCHAI INTERNATIONAL LIMITED

**16 Raffles Quay #26-00 Hong Leong Building Singapore 048581**
**Tel : (65) 6220 8411 Fax : (65) 6226 0502**


**FOR IMMEDIATE RELEASE**

## CHINA YUCHAI INTERNATIONAL LIMITED ACHIEVED SIGNIFICANT INCREASE IN 2001 EARNINGS

Singapore, May 8, 2002 - China Yuchai International Limited (CYI) today announced net income of Rmb250.4 million (US$30.3 million) for the year ended December 31, 2001, as compared to net income of Rmb37.1 million in 2000. This significant improvement in performance is mainly due to higher sales of diesel engines and a reduction in selling and administrative expenses.

Net sales of Rmb1,783.3 million (US$215.5 million) in 2001 represented an increase of 26% compared to 2000. The increase in net sales was primarily due to higher unit sales of diesel engines of approximately 74,000 units in 2001 compared to 58,000 units in 2000. The higher unit sales were achieved through the success of the marketing programs launched during the year and the successful transition of the new 6108 diesel engine to replace the outgoing 6105 diesel engine.

Interest expense increased marginally due mainly to funding of higher working capital arising from higher sales during the year.

Income before income taxes and minority interest in 2001 was Rmb269.2 million (US$32.5 million) compared to Rmb64.0 million in 2000.

This significant improvement in the results of its operating subsidiary, Yuchai, in 2001 was due to the higher diesel engine sales and improved gross margins. There was also a write-back of provision for doubtful trade debtors no longer required and lower advertising expenses which resulted in lower total selling and administrative expenses in 2001 compared to previous year 2000.

With the continued economic growth in China and its entry into the WTO, CYI's management remains committed to improve Yuchai's strong market position and reducing its operating costs in order to remain cost competitive. CYI is discussing with potential foreign technical partners on strategic alliance and is optimistic of Yuchai's prospects in the long-term. This is because Yuchai has a strong brand name, its products are of good quality and reliable performance, and it has extensive sales and service networks in China. The market for diesel engines in China will increase with the continued expansion of the highways and toll-roads in China due to increasing demand for new trucks and buses. Yuchai remains as one of the top three manufacturers of diesel engines for trucks in China.

Basic and diluted net income per share for the year ended December 31, 2001 was Rmb7.09 (US$0.86) compared to a basic and diluted net profit per share of Rmb1.05 in 2000.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.

## CHINA YUCHAI INTERNATIONAL LIMITED AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF INCOME
### For years ended December 31, 1999, 2000 and 2001

**(Rmb and US$ amounts expressed in thousands, except per share data)**

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 |
| | Rmb | Rmb | Rmb | US$ |
| Net sales | 1,270,337 | 1,414,527 | 1,783,329 | 215,464 |
| Cost of goods sold | 828,865 | 960,079 | 1,183,403 | 142,980 |
| Gross profit | 441,472 | 454,448 | 599,926 | 72,484 |
| Research and development costs | 11,328 | 49,011 | 44,721 | 5,403 |
| Selling, general and administrative expenses | 298,667 | 298,361 | 243,231 | 29,387 |
| Amortization of goodwill | 16,859 | 16,859 | 16,859 | 2,037 |
| Operating income | 114,618 | 90,217 | 295,115 | 35,657 |
| Interest expense | 36,602 | 27,886 | 29,784 | 3,599 |
| Other expenses/(income), net | 4,449 | (1,685) | (3,858) | (466) |
| Income before income taxes and minority interests | 73,567 | 64,016 | 269,189 | 32,524 |
| Income tax | 11,217 | 10,682 | (63,584) | (7,682) |
| Income before minority interests | 62,350 | 53,334 | 332,773 | 40,206 |
| Minority interests in income of consolidated subsidiaries | 18,650 | 16,256 | 82,386 | 9,954 |
| Net income | 43,700 | 37,078 | 250,387 | 30,252 |
| Net income attributable to common shares Basic and diluted | 1.24 | 1.05 | 7.09 | 0.86 |

**Selected Balance Sheet Items**
**(Rmb and US$ amounts expressed in thousands)**

| | As of December 31, 2000 | As of December 31, 2001 | |
|---|---|---|---|
| | RMB | RMB | US$ |
| Cash Balances | 417,679 | 419,193 | 50,647 |
| Trade Accounts Receivables, Net | 528,564 | 773,789 | 93,490 |
| Net Current Assets | 804,725 | 1,100,462 | 132,959 |
| Total Assets | 2,770,242 | 3,262,868 | 394,222 |
| Trade Accounts Payable | 212,528 | 349,313 | 42,204 |
| Short-term and long-term bank loans | 445,000 | 445,000 | 53,766 |
| Shareholders' Equity | 1,560,508 | 1,805,045 | 218,087 |